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							      Exhibit 12(a)

			  XEROX CREDIT CORPORATION
	       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
				(In Millions)

					    Year Ended December 31,
				 1996      1995      1994      1993      1992

Income before income taxes      $ 123     $ 119     $ 147     $ 154     $ 158

Fixed charges:
  Interest expense (2)
    Xerox debt                      5         6         5         4         2
    Other debt                    199       213       197       205       210
      Total fixed charges         204       219       202       209       212
Earnings available for
  fixed charges                 $ 327     $ 338     $ 349     $ 363     $ 370

Ratio of earnings to
  fixed charges (1)              1.60      1.54      1.73      1.74      1.75



(1) The ratio of earnings to fixed charges has been computed based on the Company's continuing operations by dividing total earnings available for fixed charges by total fixed charges.

(2) Debt has been assigned to discontinued operations based on the net assets of discontinued operations and the debt to equity ratios that existed at the time the assets were acquired. Beginning in 1995, the amount of interest expense that would have been allocated to discontinued operations is insignificant and is now being reported within continuing operations and therefore included in the fixed charges. Discontinued operations consist of the Company's real estate development and related financing operations and its third-party financing and leasing businesses.

























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